CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Kim Lee
 (905) 267-4230 kim.lee@mdsinc.com

For Immediate Release

MDS Reports Third Quarter 2009 Financial Results

TORONTO, CANADA, September 10, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported financial results for the three-month period ended July 31, 2009.  MDS reported total revenue of $199 million, a net loss of $62 million and a loss per share of $0.51 for the third quarter of 2009, compared with $252 million in total revenue, a net loss of $10 million and a loss per share of $0.08 for the same period last year.  Current quarter results include non-cash write-downs for goodwill and fixed assets of $37 million and $7 million, of which $12 million was reported in discontinued operations.  From continuing operations, MDS reported a net loss of $48 million and a loss per share of $0.40, versus a net loss of $5 million and a loss per share of $0.04 in 2008.

Quarterly Highlights

•	Net revenue of $192 million, down 21% from $244 million in the prior year. Excluding the impact of foreign exchange and acquisitions, net revenue decreased 16%.
•
Adjusted EBITDA of $8 million, versus $42 million in the prior year. Adjusted EBITDA includes an embedded derivative gain of $11 million, partially offset by a negative $3 million year-over-year impact of foreign exchange.

•	Adjusted loss per share of $0.15, compared with earnings per share of $0.07 in the prior year, primarily driven by lower adjusted EBITDA.
•	Period-end cash position increased $55 million to $298 million as of the end of the third quarter.
•
Continued actions in an attempt to establish a long-term supply solution for  Molybdenum-99 include (i) feasibility studies in a collaboration with TRIUMF, Canada’s national laboratory for particle and nuclear physics; (ii) an agreement with the Karpov Institute of Physical Chemistry in Russia to assess capability as a potential supplier; and (iii) submission to the Government of Canada’s Expert Review Panel on Medical Isotopes and Technetium-99m to receive expertise and guidance from the South African Nuclear Energy Corporation to bring the MAPLE reactors online.

“The economic downturn, further softening in demand for contract research organization services and the unexpected and prolonged shutdown of AECL’s National Research Universal (NRU) reactor created significant challenges for our business,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.  “We believe the announced strategic repositioning of MDS will unlock the value of our businesses in the near-term, and provide greater opportunities for each of our businesses going forward.”

Strategic Repositioning

On September 2, 2009, MDS announced it had entered into an agreement to sell its MDS Analytical Technologies business to Danaher Corporation (NYSE: DHR) for $650 million in cash, and that it currently intends to return approximately $400 million to $450 million of the sale proceeds to its shareholders.  Transaction and restructuring costs, associated with the sale, are expected to be in the range of $45 million to $55 million on a pre-tax basis, and no cash income taxes are expected.  The completion of the sale is subject to shareholder and regulatory approval, and other closing conditions.  In addition, the Company also announced that it intends to sell its MDS Pharma Services business, and upon the completion of these transactions would be focused solely on its MDS Nordion business.

These decisions follow a comprehensive strategic review by a Special Committee of independent directors working with Management and financial and legal advisors.  The MDS Inc. Board of Directors believes these actions are in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favor of the sale of MDS Analytical Technologies. A Special Meeting of Shareholders to seek approval of the proposed sale will be held on October 20, 2009 in Toronto.  MDS anticipates that a management proxy circular will be mailed later this month to shareholders of record, as of September 14, 2009.

Operating Segment Results

MDS Pharma Services
			% Change
(millions of U.S. dollars)	Q3 2009	Q3 2008(1) Restated	Reported
Net revenue	$49	$68	(28%)
Reimbursement revenue	7	8
Total revenue	$56	$76
Adjusted EBITDA	$(14)	$1	n.m.
	(29%)	1%
n.m. – not meaningful
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

On June 1, 2009, MDS announced the sale of its Phase II-IV operations to INC Research, Inc. and its intention to sell the Central Labs operation.  As a result, Late Stage operations were reclassified as part of discontinuing operations for financial reporting beginning in the third quarter of 2009.  As of the third quarter 2009, MDS Pharma Services results reflect only Early Stage performance, which now includes certain functional costs previously allocated to Late Stage operations.

For the third quarter, MDS Pharma Services reported net revenue of $49 million, a decrease of 28% compared with $68 million last year.  The year-over-year decline was primarily due to lower demand for Phase I and bioanalytical services as customers continue to reprioritize research-and-development project pipelines.  Adjusted EBITDA was a loss of $14 million.  This $15 million year-over-year decrease was driven by a reduction of revenue and $1 million negative impact from foreign exchange.

As Early Stage contract research services are shorter term in nature and do not generate the same degree of backlog as longer term Late Stage contracts, the Company has discontinued reporting backlog figures.  With respect to orders, MDS Pharma Services recorded new business wins totaling $52 million, a sequential decrease of 15% compared with new business wins in the second quarter, and down 31% compared with $75 million of new business wins last year.  Sequential and year-over-year declines in new business wins were primarily due to further softening in customer demand for Phase I services as customers continue to reprioritize their R&D pipelines in relation to economic pressures, pharmaceutical company mergers, reduced biotech funding, and customer concerns regarding uncertainties created by the Company’s strategic review process.

As part of the Company’s quarterly balance sheet assessment, non-cash write-downs for MDS Pharma Services totaling $32 million were recorded in the third quarter, which included write-downs for goodwill and fixed assets of $25 million and $7 million, respectively.

As previously announced, MDS Pharma Services initiated restructuring actions in the third quarter of 2009, which are expected to impact approximately 200 people and generate roughly $9 million in annual savings.  A $5 million restructuring charge was recorded in the third quarter. To date, approximately 50% of the restructuring actions were completed in the third quarter of 2009.  Additional cost reduction and restructuring actions are under review.

As part of its strategic repositioning, MDS announced that it is actively seeking a buyer for its MDS Pharma Services business, which is expected to provide opportunities to build market leadership and to position the business to better serve global customers in an increasingly competitive contract research market.  There can be no assurance that MDS will complete a transaction involving MDS Pharma Services.  If MDS determines that there is not an acceptable transaction for MDS Pharma Services, it intends to retain and invest in building the business in the attractive market that it serves.

MDS Nordion
			% Change
(millions of U.S. dollars)	Q3 2009	Q3 2008	Reported
Net revenue	$49	$72	(32%)
Adjusted EBITDA	$21	$23	(9%)
	43%	32%

MDS Nordion reported revenue of $49 million in the third quarter, down 32% compared with last year.  The year-over-year decline in revenue was primarily due to the shortage in medical-isotope supply as a result of the AECL shutdown of the NRU reactor announced May 18, 2009, and the timing of cobalt shipments.  Based on current supply and demand, the Company expects to see an increase in cobalt volumes in the fourth quarter of 2009.  Adjusted EBITDA for the third quarter was $21 million, including an embedded derivative gain of $11 million, which resulted from amendments to the Russian Cobalt Supply contract and the strengthening Canadian dollar this quarter.  There was no impact from embedded derivatives on adjusted EBITDA last year.  Excluding the impact of foreign exchange and the embedded derivative, adjusted EBITDA decreased $14 million or 61%, compared with last year, driven by the shortfall in medical isotope and cobalt revenues.

TheraSphere®, a targeted internal radiation therapy for patients with inoperable, primary liver cancer, continued on its growth trajectory generating 23% year-over-year revenue growth this quarter.

As part of its strategic repositioning plan, MDS intends to have MDS Nordion as its sole operating unit with a goal to remain an innovative market leader delivering strong financial performance.

As previously reported, AECL announced that its NRU reactor would be out of service to repair a heavy water leak discovered in May 2009.  On August 12, 2009, AECL further clarified that the NRU would be out of service until at least the first calendar quarter of 2010.  Based on historical EBITDA trends related to NRU-supplied isotopes, MDS expects the financial impact of this shutdown to reduce MDS Nordion's adjusted EBITDA by approximately $4 million for every month the NRU is out of service.  MDS Nordion continues to deliver positive EBITDA from sterilization technologies and radiopharmaceuticals.

MDS continues to move on alternative paths intended to secure a long-term reliable supply of medical isotopes.  In 1996, MDS Nordion contracted with AECL to complete and commission the MAPLE reactors, which were intended to replace AECL’s NRU.  In May 2008, this project was unilaterally discontinued by AECL and the Government of Canada.  MDS has invested over $350 million in the MAPLE project, and believes that the completion of the MAPLE reactors is the best solution to provide global medical isotope supply.  MDS Nordion continues to urge the AECL and Canadian government to consult with international experts and obtain their assistance to activate the MAPLE reactors.  In this regard, MDS Nordion submitted a proposal to the Government of Canada’s Expert Review Panel on Medical Isotope and Technetium-99m Generator Production.  The proposal outlines how expertise and guidance from the South African Nuclear Energy Corporation, owner and operator of the SAFARI-I reactor, could help achieve a technically sound and regulatory-approved solution within an estimated 24 months.  In addition, MDS Nordion is examining alternative sources for long-term supply and announced two new collaborations in the third quarter.  MDS Nordion is working with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based Mo-99.  MDS Nordion is also collaborating with the Karpov Institute of Physical Chemistry in Russia to study the feasibility of the Karpov Institute providing a viable and reliable supply of Mo-99.

 MDS Analytical Technologies
			% Change
(millions of U.S. dollars)	Q3 2009	Q3 2008	Reported
Net revenue	$94	$104	(10%)
Adjusted EBITDA	$13	$21	(38%)
	14%	20%

For the third quarter, MDS Analytical Technologies reported $94 million in revenue, a sequential increase of 8%, compared with the second quarter of 2009, driven by the strength of the new AB/SCIEX 5500 series mass spectrometers.  On a year-over-year basis, revenue decreased 10%, compared with a strong third quarter last year.  The effect of foreign exchange reduced reported revenue by $7 million.  Including the impact of foreign exchange, total end-user revenue decreased 15%.  End-user demand for instruments from pharmaceutical markets remained soft and was the primary driver for the year-over-year decline in volumes across all product lines.  In the third quarter, MDS Analytical Technologies reported $13 million in adjusted EBITDA, compared with $21 million in the corresponding quarter last year.   Excluding the $1 million of unfavorable impact from foreign exchange, adjusted EBITDA decreased 29%, driven by pricing and lower volumes, which were partially offset by restructuring and productivity savings.

As part of the strategic repositioning of MDS, the Company has entered into an agreement to sell MDS Analytical Technologies.  Under the terms of the agreement, Danaher will acquire the MDS Analytical Technologies business, which includes approximately 1,100 employees operating in 10 countries.  MDS is committed to working with Danaher, a strong company with a track record of successful acquisitions, to achieve a smooth and timely transition for customers and employees.

Corporate and Other
			% Change
(millions of U.S. dollars)	Q3 2009	Q3 2008(1) Restated	Reported
Selling, general and administration	$(8)	$(4)	100%
Adjusted EBITDA	$(12)	$(3)	(300%)
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

Corporate selling, general and administration expenses were $8 million in the third quarter of 2009, compared with $4 million in the third quarter of 2008.  This year-over-year increase was primarily due to $1 million of stock-based compensation expenses recognized this quarter, versus a reported credit of $4 million in the previous year quarter, and $1 million of corporate development costs primarily associated with the ongoing strategic review, partially offset by $1 million of year-over-year cost productivity.  In addition, a $4 million foreign exchange loss was recognized on the revaluation of certain assets and liabilities in the quarter.

MDS delivered another strong quarter of cash performance.  As of the end of the third quarter, MDS reported $298 million in cash and cash equivalents, up $55 million or 23% sequentially, and up $181 million or 155% year-to-date.  Third quarter cash flow included $35 million in proceeds to date from the sale of MDS Pharma Services Phase II-IV operations.

Conference Call
MDS will hold a conference call today at 9:30 a.m. EDT to discuss third quarter 2009 results.
The call will be Webcast live at www.mdsinc.com and will also be available in archived format at http://www.mdsinc.com/investors/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  This document contains forward-looking statements, including statements with respect to the impact of the proposed sale of MDS Analytical Technologies on the Company’s operations and financial results, the strategy of the continuing businesses, the proposed use of proceeds from the sale of MDS Analytical Technologies, if completed, the Company’s intention to sell other assets of the Company, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of  Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; our ability to complete the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services in a timely manner, or at all; our ability to retain customers as a result of any perceived uncertainty relating to the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services; the fact that our operations will be substantially reduced as a result of the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services; our likely need to negotiate a new credit agreement which may not be on terms favourable to us; liabilities that we will retain of businesses sold; our ability to complete other  strategic transactions and to execute them successfully; our ability to remain in compliance with our senior unsecured notes and credit facilities covenants; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the U.S. dollar, Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Also note that all financial data is shown on a U.S. GAAP basis. MDS converted to U.S. GAAP reporting with the filing of the Company’s 2007 Annual Report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

In addition to measures based on U.S. Generally Accepted Accounting Principles (GAAP) used in this report, the following terms are also used: adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted earnings per share; operating working capital; and net revenue. These terms are not defined by GAAP and our use of such terms may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of growth may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenues, adjusted EBITDA, and operating working capital are the primary metrics for our annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

MDS Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	As of July 31	As of October 31
(millions of U.S. dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$298	$117
Accounts receivable, net	132	264
Notes receivable	16	75
Unbilled revenue	35	86
Inventories, net	96	85
Income taxes recoverable	48	61
Current portion of deferred tax assets	31	20
Prepaid expenses and other	23	16
Assets held for sale	50	6
Total current assets	729	730

Property, plant and equipment, net	272	301
Deferred tax assets	62	95
Long-term investments	22	30
Other long-term assets	115	108
Intangible assets, net	128	155
Goodwill	419	452
Total assets	$1,747	$1,871
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$206	$266
Current portion of deferred revenue	35	79
Income taxes payable	1	1
Current portion of long-term debt	36	19
Current portion of deferred tax liabilities	-	4
Liabilities held for sale	17	-
Total current liabilities	295	369

Long-term debt	245	263
Deferred revenue	15	10
Other long-term obligations	35	31
Deferred tax liabilities	89	108
Total liabilities	679	781

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of July 31, 2009 and October 31, 2008, respectively (Note 14)	489	489
Additional paid-in capital	77	75
Retained earnings	224	301
Accumulated other comprehensive income	278	225
Total shareholders’ equity	1,068	1,090
Total liabilities and shareholders’ equity	$1,747	$1,871

MDS Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]	Three months ended July 31		Nine months ended July 31
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008 Restated
Revenues
Products	$125	$155	$394	$475
Services	67	89	215	274
Reimbursement revenues	7	8	21	24
Total revenues	199	252	630	773
Costs and expenses
Direct cost of products	81	95	245	296
Direct cost of services	44	53	130	156
Reimbursed expenses	7	8	21	24
Selling, general and administration	57	53	156	173
Research and development	16	19	44	61
Depreciation and amortization	21	23	62	70
Impairment of goodwill	25	-	25	-
Restructuring charges, net	5	6	9	6
Change in fair value of embedded derivatives	(11)	-	(9)	2
Other expenses (income), net	7	10	7	3
Total costs and expenses	252	267	690	791
Operating loss from continuing operations	(53)	(15)	(60)	(18)
Interest expense	(3)	(5)	(13)	(11)
Interest income	-	3	6	13
Change in fair value of interest rate swaps	-	-	-	2
Equity earnings	9	14	24	38
(Loss) income from continuing operations before income taxes	(47)	(3)	(43)	24
Income tax (expense) recovery
- current	11	(1)	(3)	(24)
- deferred	(12)	(1)	(7)	24
	(1)	(2)	(10)	-
(Loss) income from continuing operations	(48)	(5)	(53)	24

Loss from discontinued operations, net of income taxes	(14)	(5)	(24)	(2)
Net (loss) income	$(62)	$(10)	$(77)	$22

Basic and diluted (loss) earnings per share
- from continuing operations	$(0.40)	$(0.04)	$(0.44)	$0.20
- from discontinued operations	(0.11)	(0.04)	(0.20)	(0.01)
Basic and diluted (loss) earnings per share	$(0.51)	$(0.08)	$(0.64)	$0.19

MDS Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended July 31		Nine months ended July 31
(millions of U.S. dollars)	2009	2008	2009	2008 Restated
Operating activities
Net (loss) income	$(62)	$(10)	$(77)	$22
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Items not affecting current cash flows	90	33	142	55
Changes in non-cash operating assets and liabilities	(5)	(6)	93	(140)
Cash provided by (used in) operating activities	23	17	158	(63)
Investing activities
Acquisitions	-	(16)	-	(18)
Purchase of property, plant and equipment	(11)	(14)	(25)	(42)
Proceeds on sale of property, plant and equipment	-	-	3	3
Proceeds on sale of short-term investments	-	-	-	101
Proceeds on sale of long-term investments	1	1	1	8
Proceeds on sale of businesses	35	15	35	15
Decrease (increase) in restricted cash	(10)	1	(2)	(2)
Cash provided by (used in) investing activities	15	(13)	12	65
Financing activities
Increase in bank indebtedness	-	15	-	15
Repayment of long-term debt	-	-	(7)	(81)
Issuance of shares	-	1	-	6
Repurchase of shares	-	(15)	-	(32)
Cash provided by (used in) financing activities	-	1	(7)	(92)
Effect of foreign exchange rate changes on cash and cash equivalents	17	-	18	(2)
Net increase (decrease) in cash and cash equivalents during the period	55	5	181	(92)
Cash and cash equivalents, beginning of period	243	125	117	222
Cash and cash equivalents, end of period	$298	$130	$298	$130

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA
(millions of U.S. dollars)
Third Quarter			Year-to-date
2009	2008 (1) Restated		2009	2008 (1) Restated
$199	$252	Total revenues	$630	$773
(7)	(8)	Reimbursement revenues	(21)	(24)
$192	$244	Net revenues	$609	$749

$(48)	$(5)	Net (loss) income from continuing operations	$(53)	$24
1	2	Income tax expense	10	-
3	2	Interest expense (income), net	7	(2)
-	-	Change in fair value of interest rate swaps	-	(2)
21	23	Depreciation and amortization	62	70
(23)	22	EBITDA	26	90
5	8	Restructuring charges, net	11	8
7	11	Impairment of property, plant and equipment, net	7	11
-	-	Write-down of investments and valuation provisions	1	3
(7)	-	Change in FDA estimate	(7)	(10)
25	-	Impairment of goodwill	25	-
-	1	Loss on sale of business	-	3
1	-	Acquisition integration	-	2
$8	$42	Adjusted EBITDA	$63	$107
4%	17%	Adjusted EBITDA margin	10%	14%
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

Consolidated operating highlights and reconciliation of consolidated adjusted Earnings Per Share
	Third Quarter		Year-to-date
	2009	2008 (1) Restated	2009	2008(1) Restated
Basic (loss) earnings per share from continuing operations – as reported	$(0.40)	$(0.04)	$(0.44)	$0.20
Adjusted for:
Restructuring charges, net	0.03	0.04	0.06	0.04
Write-down of investments/valuation provisions	-	-	0.01	0.03
Impairment charge of property, plant and equipment, net	0.04	0.06	0.04	0.06
Change in FDA estimate	(0.04)	-	(0.04)	(0.06)
Impairment of goodwill	0.21	-	0.21	-
Change in fair value of interest rate swaps	-	-	-	(0.02)
Acquisition integration	0.01	-	-	0.01
Write-off of tax assets	-	-	0.08	-
Tax rate changes	-	-	-	(0.09)
Loss on sale of business	-	0.01	-	0.01
Adjusted (loss) earnings per share from continuing operations	$(0.15)	$0.07	$(0.08)	$0.18
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.

Consolidated operating highlights and reconciliation of consolidated adjusted Income from Continuing Operations
(millions of U.S. dollars)
	Third Quarter		Year-to-date
	2009	2008 (1) Restated	2009	2008(1) Restated
(Loss) income from continuing operations – as reported	$(48)	$(5)	$(53)	$24
Adjusted for (after tax):
Restructuring charges, net	3	5	7	5
Write-down of investments/valuation provisions	-	-	1	3
Impairment charge of property, plant and equipment, net	5	8	5	8
Change in FDA estimate	(5)	-	(5)	(7)
Impairment of goodwill	25	-	25	-
Change in fair value of interest rate swaps	-	-	-	(2)
Acquisition integration	1	-	-	1
Write-off of tax assets	-	-	9	-
Tax rate changes	-	-	-	(11)
Loss on sale of business	-	1	-	1
Adjusted (loss) income from continuing operations	$(19)	$9	$(11)	$22
(1) The comparative figures have been restated to conform to the current year’s presentation of discontinued operations.